UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: October 3, 2014

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 3, 2014, Fly Leasing Limited (the “Company”) completed its previously announced public offering of $75,000,000 aggregate principal amount of 6.750% Senior Notes due 2020 (the “2020 Notes”) and $325,000,000 aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes” and, together with the 2020 Notes, the “Notes”). The net proceeds to the Company were approximately $395.6 million, after deducting the underwriters’ discounts and commissions and offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate purposes, including the acquisition of aircraft.

The 2020 Notes were issued as additional notes under an indenture, dated as of December 11, 2013 (the “Base Indenture”), as supplemented by the first supplemental indenture, dated as of December 11, 2013 (the “First Supplemental Indenture”), each between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), pursuant to which the Company issued $300,000,000 aggregate principal amount of 6.750% senior notes due 2020 on December 11, 2013. The 2021 Notes were issued pursuant to the Base Indenture, as supplemented by a second supplemental indenture, dated as of October 3, 2014 (the “Second Supplemental Indenture”), between the Company and the Trustee.

The Notes are senior unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior indebtedness of the Company. Interest on the 2020 Notes is payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2014. Interest on the 2021 Notes is payable semi-annually on April 15 and October 15 of each year, beginning on April 15, 2015.

At any time prior to December 15, 2016, the Company may redeem up to 35% of the aggregate principal amount of the 2020 Notes with the proceeds of certain equity offerings at a redemption price of 106.750% of the principal amount thereof, together with accrued and unpaid interest to the date of redemption. On or after December 15, 2016, the Company may redeem the 2020 Notes, in whole or in part, at the redemption prices listed in the First Supplemental Indenture, plus accrued and unpaid interest if any, to, but not including, the date of redemption. At any time prior to December 15, 2016, the Company may also redeem the 2020 Notes, in whole or in part, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, plus a “make-whole premium.”

At any time prior to October 15, 2017, the Company may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the proceeds of certain equity offerings at a redemption price of 106.375% of the principal amount thereof, together with accrued and unpaid interest to the date of redemption. On or after October 15, 2017, the Company may redeem the 2021 Notes, in whole or in part, at the redemption prices listed in the Second Supplemental Indenture, plus accrued and unpaid interest if any, to, but not including, the date of redemption. At any time prior to October 15, 2017, the Company may also redeem the 2021 Notes, in whole or in part, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, plus a “make-whole premium.”

If a Change of Control (as defined in the First Supplemental Indenture and the Second Supplemental Indenture) occurs, unless the Company has exercised its right to redeem the Notes as described in the foregoing paragraphs, holders of the Notes will have the right to require the Company to repurchase all or any part of their Notes for payment in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to the date of purchase.

The Notes are being offered and sold pursuant to the Company’s effective shelf registration statement on Form F-3 (No. 333-197912), which was previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2014, as amended on August 25, 2014, and declared effective by the SEC on September 10, 2014.

The foregoing descriptions of the material terms of the Base Indenture, the First Supplemental Indenture and the Second Supplemental Indenture do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements. The Base Indenture and First Supplemental Indenture were filed as Exhibits 4.1 and 4.2, respectively, to the Company’s Current Report on Form 6-K, filed with the SEC on December 11, 2013, and are incorporated herein by reference. The Second Supplemental Indenture is filed herewith as Exhibit 4.1 and incorporated herein by reference. In addition, the attached Second Supplemental Indenture is only intended to provide investors and security holders with information regarding their respective terms and is not intended to provide any other factual information about the Company.

Each of Conyers Dill & Pearman Limited and Jones Day has issued an opinion to the Company, dated October 3, 2014, regarding the legality of the Notes. A copy of each opinion is filed herewith as Exhibits 5.1 and 5.2, respectively.

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Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

4.1	Second Supplemental Indenture, dated as of October 3, 2014, between Fly Leasing Limited and Wells Fargo Bank, National Association
4.2	Form of 6.375% Senior Notes due 2021 (included in Exhibit 4.1)
5.1	Opinion of Conyers Dill & Pearman Limited
5.2	Opinion of Jones Day
23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)
23.2	Consent of Jones Day (included in Exhibit 5.2)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

October 3, 2014	By:	/s/ Gary Dales
Gary Dales
Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Title
4.1	Second Supplemental Indenture, dated as of October 3, 2014, between Fly Leasing Limited and Wells Fargo Bank, National Association
4.2	Form of 6.375% Senior Notes due 2021 (included in Exhibit 4.1)
5.1	Opinion of Conyers Dill & Pearman Limited
5.2	Opinion of Jones Day
23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)
23.2	Consent of Jones Day (included in Exhibit 5.2)